Exhibit 99.1

Kamada Reports Significant Increase in Sales and Profitability in the Third Quarter and Nine Month 2023; Reiterates 2023 Revenue and Profitability Guidance

●	Third Quarter 2023 Revenues were $37.9 Million Representing an 18% Increase Year-over-Year; Nine Month 2023 Revenues of $106.1 Million, Up 26% Year-over-Year

●	Third Quarter 2023 Adjusted EBITDA of $7.9 Million Representing a 31% Increase Year-over-Year; Nine Month 2023 Adjusted EBITDA of $17.7 Million, Up 67% Year-over-Year

●	Strong Third Quarter Results and Positive Outlook for Fourth Quarter Support Reiteration of Fiscal Year 2023 Revenue and Adjusted EBITDA Guidance

●	Multiple Recent Achievements with CYTOGAM®, including Availability of Product Manufactured by the Company for U.S. Commercial Sale and Presentation of New Clinical Data

●	Received Shareholder Approval and Subsequently Closed $60 Million Private Placement with FIMI Opportunity Funds

●	Conference Call and Live Webcast Today at 8:30 AM ET

Rehovot, Israel, and Hoboken, NJ – November 13, 2023 -- Kamada Ltd. (NASDAQ: KMDA; TASE: KMDA.TA), a commercial stage global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived field, today announced financial results for the three and nine months ended September 30, 2023.

“We are highly encouraged with our strong financial and operational momentum during the first nine months of the year,” said Amir London, Kamada’s Chief Executive Officer. “With total revenues of $106.1 million, which represent year-over-year growth of 26%, and adjusted EBITDA of $17.7 million, an increase of 67% as compared to the first nine months of 2022, we achieved the top- and bottom-line growth anticipated in our business in the first nine months of the year. We continue to effectively leverage our multiple growth drivers, including a significant increase in sales of our anti-rabies immunoglobulin product, KEDRAB® as well as the portfolio of the four FDA-approved immunoglobulins (CYTOGAM®, HEPAGAMB®, VARIZIG® and WINRHO® SDF), and our Israeli distribution business.”

“We expect the momentum from the first nine months of the year to extend through the fourth quarter of 2023, with annual profitability to be further meaningfully enhanced as compared to last year. As such, we are reiterating our full-year 2023 revenue guidance of $138 million to $146 million and adjusted EBITDA of $22 million to $26 million; the mid-point of the range would represent profitability growth of approximately 35% over 2022,” continued Mr. London.

“During the recent period we reported multiple achievements with CYTOGAM. Specifically, following recent FDA approval of the technology transfer process, CYTOGAM manufactured at our Israeli facility is now available for commercial sale in U.S., and new clinical data highlighting five-year real-world survival benefits of high risk CMV mismatch lung transplant patients receiving CYTOGAM were presented at IDWeek 2023. In addition, we continue to advance our pivotal phase 3 InnovAATe trial for Inhaled AAT and we recently received positive feedback from the independent Data and Safety Monitoring Board (DSMB) which recommended study continuation without modification for the sixth time since study initiation, based on encouraging safety data observed in the study to date,” added Mr. London.

“Our future prospects were also recently further buoyed by the recent closing of our $60 million private placement with FIMI Opportunity Funds. This strategic investment provides us with financial flexibility to pursue compelling business development opportunities, a process that we are currently engaged in,” concluded Mr. London.

Financial Highlights for the Three Months Ended September 30, 2023

●	Total revenues were $37.9 million in the third quarter of 2023, an 18% increase from the $32.2 million recorded in the third quarter of 2022. The increase in revenues was primarily attributable to increased sales of KEDRAB to Kedrion due to increased market share and demand for the product in the U.S. market.

●	Gross profit and gross margins were $14.8 million and 39%, respectively, in the third quarter of 2023, compared to $12.9 million and 40%, respectively, reported in the third quarter of 2022. Cost of goods sold in the Company’s Proprietary segment, for the third quarter of 2023 and 2022, included $1.3 million of depreciation expenses associated with intangible assets generated through the IgG products acquisition.

●	Operating expenses, including R&D, Sales & Marketing (S&M), G&A and other expenses, totaled $10.4 million in the third quarter of 2023, as compared to $10.3 million in the third quarter of 2022. S&M costs, for the third quarter of 2023 and 2022, included $0.4 million of depreciation expenses of intangible assets generated through the IgG products acquisition.

●	Net income was $3.2 million, or $0.07 per share, in the third quarter of 2023, as compared to a net income of $0.5 million, or $0.01 per share, in the third quarter of 2022.

●	Adjusted EBITDA, as detailed in the tables below, was $7.9 million in the third quarter of 2023, a 31% increase as compared to $6.0 million in the third quarter of 2022.

●	Cash provided by operating activities was $0.9 million in the third quarter of 2023, as compared to cash provided by operating activities of $5.5 million in the third quarter of 2022. The change correlates to the changes in the Company’s working capital and supports overall growth.

Financial Highlights for the Nine Months Ended September 30, 2023

●	Total revenues for the first nine months of 2023 were $106.1 million, a 26% increase from the $83.9 million generated in the first nine months of 2022. The increase in revenues was primarily attributable to increased sales of KEDRAB to Kedrion due to increased market share and demand for the product in the U.S. market.

●	Gross profit and gross margins for the first nine months of 2023 were $41.1 million and 39%, respectively, compared to $31.4 million and 37%, respectively, in the first nine months of 2022. Cost of goods sold in the Company’s Proprietary segment, for the first nine months of 2023 and 2022, included $3.9 million of depreciation expenses associated with intangible assets generated through the IgG products acquisition.

●	Operating expenses, including R&D, S&M, G&A and other expenses, totaled $33.8 million in the first nine months of 2023, as compared to $30.9 million in the prior year period. S&M costs, for the first nine months of 2023 and 2022, included $1.2 million of depreciation expenses of intangible assets generated through the IgG products acquisition. The increase in operating expenses was attributable to an increase in S&M costs associated with the acquired portfolio commercial operation, as well as increased R&D costs, primarily due to advancing the pivotal Phase 3 InnovAATe trial for Inhaled AAT.

●	Net income for the first nine months of 2023 was $3.2 million, or $0.07 per share, as compared to net loss of $5.3 million, or $(0.12) per share, in the prior year period.

●	Adjusted EBITDA, as detailed in the tables below, was $17.7 million in the first nine months of 2023, a 67% increase as compared to $10.6 million in the first nine months of 2022.

●	Cash used in operating activities during the first nine months of 2023 was approximately $0.1 million, as compared to cash provided by operating activities of $21.8 million during the first nine months of 2022. The change correlates to the changes in the Company’s working capital and supports overall growth.

Balance Sheet Highlights

As of September 30, 2023, the Company had cash, cash equivalents, and short-term investments of $52.6 million, as compared to $34.3 million as of December 31, 2022. This includes the net proceeds of $58.2 million received from the $60 million financing closed during the third quarter. In addition, during the third quarter the Company made a $17.4 million pay-down in full the outstanding balance of a bank loan. The Company is currently debt free.

Recent Corporate Highlights

●	Received shareholder approval for and subsequently closed $60 million private placement with FIMI Opportunity Funds.

●	Announced multiple achievements with CYTOGAM, including the availability of product manufactured by Kamada for U.S. commercial sale, presented new clinical data highlighting five-year real-world survival benefits of high risk CMV mismatch lung transplant patients receiving CYTOGAM, and the establishment of a Scientific Advisory Board focused on U.S. clinical programs for CYTOGAM.

●	The Company continues to conduct its business operations in Israel with no effect on business continuity, and its global supply of products is not expected to be interrupted as a result of the recent events in Israel.

Fiscal Year 2023 Guidance

Kamada continues to expect to generate fiscal year 2023 total revenues in the range of $138 million to $146 million. The Company also continues to anticipate generating adjusted EBITDA during 2023 in the range of $22 million to $26 million, the mid-point of the range would represent profitability growth of approximately 35% over 2022.

Conference Call

Kamada management will host an investment community conference call on Monday, November 13, at 8:30am Eastern Time to discuss these results and answer questions. Shareholders and other interested parties may participate in the conference call by dialing 1-877-407-0792 (from within the U.S.), 1 809-406-247 (from Israel), or 1 201-689-8263 (International) and entering the conference identification number: 13741701. The call will also be webcast live on the Internet at:

https://viavid.webcasts.com/starthere.jsp?ei=1637192&tp_key=fd85a910fe.

Non-IFRS financial measures

We present EBITDA and adjusted EBITDA because we use this non-IFRS financial measure to assess our operational performance, for financial and operational decision-making, and as a means to evaluate period-to-period comparisons on a consistent basis. Management believes this non-IFRS financial measure are useful to investors because: (1) they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making and provide investors with a meaningful perspective on the current underlying performance of the Company’s core ongoing operations; and (2) they exclude the impact of certain items that are not directly attributable to our core operating performance and that may obscure trends in the core operating performance of the business. Non-IFRS financial measures have limitations as an analytical tool and should not be considered in isolation from, or as a substitute for, our IFRS results. We expect to continue reporting non-IFRS financial measures, adjusting for the items described below, and we expect to continue to incur expenses similar to certain of the non-cash, non-IFRS adjustments described below. Accordingly, unless otherwise stated, the exclusion of these and other similar items in the presentation of non-IFRS financial measures should not be construed as an inference that these items are unusual, infrequent or non-recurring. EBITDA and adjusted EBITDA are not recognized terms under IFRS and do not purport to be an alternative to IFRS terms as an indicator of operating performance or any other IFRS measure. Moreover, because not all companies use identical measures and calculations, the presentation of EBITDA and adjusted EBITDA may not be comparable to other similarly titled measures of other companies. EBITDA and adjusted EBITDA are defined as net income (loss), plus income tax expense, plus or minus financial income or expenses, net, plus or minus income or expense in respect of securities measured at fair value, net, plus or minus income or expenses in respect of currency exchange differences and derivatives instruments, net, plus depreciation and amortization expense, plus non-cash share-based compensation expenses and certain other costs.

About Kamada

Kamada Ltd. (the “Company”) is a commercial stage global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived field, focused on diseases of limited treatment alternatives. The Company is also advancing an innovative development pipeline targeting areas of significant unmet medical need. The Company’s strategy is focused on driving profitable growth from its significant commercial catalysts as well as its manufacturing and development expertise in the plasma-derived and biopharmaceutical fields. The Company’s commercial products portfolio includes six FDA approved plasma-derived biopharmaceutical products: CYTOGAM®, KEDRAB®, WINRHO SDF®, VARIZIG®, HEPAGAM B® and GLASSIA®, as well as KAMRAB®, KAMRHO (D)® and two types of equine-based anti-snake venom (ASV) products. The Company distributes its commercial products portfolio directly, and through strategic partners or third-party distributors in more than 30 countries, including the U.S., Canada, Israel, Russia, Argentina, Brazil, India, Australia and other countries in Latin America, Europe, Middle East, and Asia. The Company leverages its expertise and presence in the Israeli market to distribute, for use in Israel, more than 25 pharmaceutical products that are supplied by international manufacturers. During recent years the Company added eleven biosimilar products to its Israeli distribution portfolio, which, subject to the European Medicines Agency (EMA) and the Israeli Ministry of Health approvals, are expected to be launched in Israel through 2028. The Company owns an FDA licensed plasma collection center in Beaumont, Texas, which currently specializes in the collection of hyper-immune plasma used in the manufacture of KAMRHO (D). In addition to the Company’s commercial operation, it invests in research and development of new product candidates. The Company’s leading investigational product is an inhaled AAT for the treatment of AAT deficiency, for which it is continuing to progress the InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial. FIMI Opportunity Funds, the leading private equity firm in Israel, is the Company’s lead shareholder, beneficially owning approximately 38% of the outstanding ordinary shares.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements regarding: 1) continued ability to leverage growth drivers, 2) continuing the momentum of the first three quarters of 2023 in the last quarter and ability to enhance profitability, 3) reiteration of fiscal year 2023 guidance, 4) exploration of future business development prospects in the wake of the recent private placement proceeds, and 5) positive feedback relating to inhaled ATT clinical trial. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to the evolving nature of the conflicts in the Middle East and the impact of such conflicts in Israel, the Middle East and the rest of the world, the impact of conflicts on market conditions and the general economic, industry and political conditions in Israel, the U.S. and globally, continuation of inbound and outbound international delivery routes, continued demand for Kamada’s products, financial conditions of the Company’s customer, suppliers and services providers, Kamada’s ability to integrate the new product portfolio into its current product portfolio, Kamada’s ability to grow the revenues of its new product portfolio, and leverage and expand its international distribution network, ability to reap the benefits of the acquisition of the plasma collection center, including the ability to open additional U.S. plasma centers, and acquisition of the FDA-approved plasma-derived hyperimmune commercial products, the ability to continue enrollment of the pivotal Phase 3 InnovAATe clinical trial in new locations, unexpected results of clinical studies, Kamada’s ability to manage operating expenses, additional competition in the markets that Kamada competes, regulatory delays, prevailing market conditions and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise, and other risks detailed in Kamada’s filings with the U.S. Securities and Exchange Commission (the “SEC”) including those discussed in its most recent Annual Report on Form 20-F and in any subsequent reports on Form 6-K, each of which is on file or furnished with the SEC and available at the SEC’s website at www.sec.gov. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

CONTACTS:

Chaime Orlev

Chief Financial Officer

IR@kamada.com

Brian Ritchie

LifeSci Advisors, LLC

212-915-2578

Britchie@LifeSciAdvisors.com

KAMADA LTD.

Condensed Consolidated Interim Statements of Financial Position

	As of September 30,		As of December 31,
	2023	2022	2022
	Unaudited		Audited

Assets
Current Assets
Cash and cash equivalents	$52,603	$31,252	$34,258
Trade receivables, net	25,107	23,997	27,252
Other accounts receivables	1,648	6,884	8,710
Inventories	73,795	73,029	68,785
Total Current Assets	153,153	135,162	139,005

Non-Current Assets
Property, plant and equipment, net	27,362	25,898	26,157
Right-of-use assets	5,494	2,793	2,568
Intangible assets, Goodwill and other long-term assets	142,501	148,620	147,072
Contract assets	8,546	7,164	7,577
Total Non-Current Assets	183,903	184,475	183,374
Total Assets	$337,056	$319,637	$322,379
Liabilities
Current Liabilities
Current maturities of bank loans	$-	$4,444	$4,444
Current maturities of lease liabilities	1,138	1,004	1,016
Current maturities of other long term liabilities	15,989	25,095	29,708
Trade payables	12,812	30,619	32,917
Other accounts payables	7,318	7,948	7,585
Deferred revenues	15	40	35
Total Current Liabilities	37,272	69,150	75,705

Non-Current Liabilities
Bank loans	-	14,074	12,963
Lease liabilities	4,717	2,414	2,177
Contingent consideration	19,642	20,705	17,534
Other long-term liabilities	36,477	39,915	37,308
Deferred revenues	-	15	-
Employee benefit liabilities, net	558	813	672
Total Non-Current Liabilities	61,394	77,936	70,654

Shareholder’s Equity
Ordinary shares	15,020	11,732	11,734
Additional paid in capital net	265,700	210,355	210,495
Capital reserve due to translation to presentation currency	(3,490)	(3,490)	(3,490)
Capital reserve from hedges	(98)	(257)	(88)
Capital reserve from share-based payments	6,198	5,427	5,505
Capital reserve from employee benefits	318	212	348
Accumulated deficit	(45,258)	(51,428)	(48,484)
Total Shareholder’s Equity	238,390	172,551	176,020
Total Liabilities and Shareholder’s Equity	$337,056	$319,637	$322,379

KAMADA LTD.

Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income

	Nine months period ended		Three months period ended		Year ended
	September 30,		September 30,		December 31,
	2023	2022	2023	2022	2022
	Unaudited		Unaudited		Audited

Revenues from proprietary products	$86,437	$67,198	$31,436	$25,580	$102,598
Revenues from distribution	19,650	16,702	6,498	6,637	26,741

Total revenues	106,087	83,900	37,934	32,217	129,339

Cost of revenues from proprietary products	47,863	37,856	17,447	13,151	58,229
Cost of revenues from distribution	17,146	14,632	5,684	6,196	24,407

Total cost of revenues	65,009	52,488	23,131	19,347	82,636

Gross profit	41,078	31,412	14,803	12,870	46,703

Research and development expenses	10,694	10,181	3,180	3,118	13,172
Selling and marketing expenses	11,573	10,435	3,711	3,843	15,284
General and administrative expenses	10,603	9,481	3,701	3,165	12,803
Other expenses	920	801	(157)	182	912
Operating income (loss)	7,288	514	4,368	2,562	4,532

Financial income	92	32	67	29	91
Income (expenses) in respect of currency exchange differences and derivatives instruments, net	726	756	553	163	298
Financial Income (expense) in respect of contingent consideration and other long- term liabilities.	(3,358)	(5,924)	(1,288)	(2,049)	(6,266)
Financial expenses	(1,343)	(583)	(404)	(211)	(914)
Income (expense) before tax on income	3,405	(5,205)	3,296	494	(2,259)
Taxes on income	179	60	73	10	62

Net income (loss)	$3,226	$(5,265)	$3,223	$484	$(2,321)

Other comprehensive income (loss):
Amounts that will be or that have been reclassified to profit or loss when specific conditions are met:
Gain (loss) on cash flow hedges	(334)	(830)	(90)	(46)	(776)
Net amounts transferred to the statement of profit or loss for cash flow hedges	324	519	59	231	634
Items that will not be reclassified to profit or loss in subsequent periods:
Remeasurement gain (loss) from defined benefit plan	(30)	361	(106)	(59)	497
Total comprehensive income (loss)	$3,186	$(5,215)	$3,086	$610	$(1,966)

Earnings per share attributable to equity holders of the Company:
Basic net earnings per share	$0.07	$(0.12)	$0.07	$0.01	$(0.05)
Diluted net earnings per share	$0.06	$(0.12)	$0.06	$0.01	$(0.05)

KAMADA LTD.

Condensed consolidated interim statements of cash flows

	Nine months period Ended		Three months period Ended		Year Ended
	September, 30		September, 30		December 31,
	2023	2022	2023	2022	2022
	Unaudited				Audited
	U.S Dollars In thousands
Cash Flows from Operating Activities
Net income (loss)	$3,226	$(5,265)	$3,223	$484	$(2,321)

Adjustments to reconcile net income to net cash provided by (used in) operating activities:

Adjustments to the profit or loss items:

Depreciation and impairment	9,506	9,143	3,179	3,055	12,155
Financial expenses (income), net	3,883	5,719	1,072	2,068	6,791
Cost of share-based payment	941	935	312	366	1,153
Taxes on income	179	60	73	10	62
Loss (gain) from sale of property and equipment	(5)	-	-	-	-
Change in employee benefit liabilities, net	(144)	(106)	(104)	(10)	(111)
	14,360	15,751	4,532	5,489	20,050
Changes in asset and liability items:

Decrease (increase) in trade receivables, net	2,078	10,744	(618)	(6,358)	7,603
Decrease (increase) in other accounts receivables	2,716	2,917	1,177	844	(578)
Decrease (increase) in inventories	(5,011)	(5,606)	6,441	(8,509)	(1,361)
Decrease (increase) in deferred expenses	2,763	(2,596)	(279)	(2,112)	(1,340)
Increase (decrease) in trade payables	(18,617)	5,895	(13,181)	13,738	7,055
Increase (decrease) in other accounts payables	(359)	566	49	2,083	290
Decrease in deferred revenues	(20)	-	(23)	-	(20)
	(16,450)	11,920	(6,434)	(314)	11,649
Cash received (paid) during the period for:

Interest paid	(1,149)	(550)	(405)	(170)	(853)
Interest received	92	15	67	12	97
Taxes paid	(174)	(27)	(62)	(9)	(36)
	(1,231)	(562)	(400)	(167)	(792)

Net cash provided by (used in) operating activities	$(95)	$21,844	$921	$5,492	$28,586

KAMADA LTD.

Condensed consolidated interim statements of cash flows

	Nine months period Ended		Three months period Ended		Year Ended
	September, 30		September, 30		December 31,
	2023	2022	2023	2022	2022
	Unaudited				Audited
	U.S Dollars In thousands
Cash Flows from Investing Activities
Purchase of property and equipment and intangible assets	$(3,876)	$(2,807)	$(1,729)	$(1,616)	$(3,784)
Proceeds from sale of property and equipment	6	-	-	-	-
Net cash provided by (used in) investing activities	(3,870)	(2,807)	(1,729)	(1,616)	(3,784)

Cash Flows from Financing Activities

Proceeds from exercise of share base payments	3	7	-	1	9
Repayment of lease liabilities	(768)	(842)	(251)	(269)	(1,098)
Repayment of long-term loans	(17,407)	(1,517)	(15,185)	(1,116)	(2,628)
Repayment of other long-term liabilities	(17,500)	(4,120)	(11,500)	(877)	(5,626)
Proceeds from issuance of ordinary shares, net	58,231	-	58,231	-	-
Net cash provided by (used in) financing activities	22,559	(6,472)	31,295	(2,261)	(9,343)

Exchange differences on balances of cash and cash equivalent	(249)	100	328	(296)	212

Increase (decrease) in cash and cash equivalents	18,345	12,665	30,815	1,319	15,671

Cash and cash equivalents at the beginning of the period	34,258	18,587	21,788	29,933	18,587

Cash and cash equivalents at the end of the period	$52,603	$31,252	$52,603	$31,252	$34,258

Significant non-cash transactions
Right-of-use asset recognized with corresponding lease liability	$3,880	$526	$295	$230	$551
Purchase of property and equipment and Intangible assets	$681	$134	$681	$134	$618

KAMADA LTD.

NON-IFRS MEASURES

	Nine months period ended		Three months period ended		Year ended
	September 30,		September 30,		December 31,
	2023	2022	2023	2022	2022
	In thousands
Net income	$3,226	$(5,265)	$3,223	$484	$(2,321)
Taxes on income	179	60	73	10	62
Financial expense (income), net	3,883	5,719	1,072	2,068	6,791
Depreciation and amortization expense	9,506	9,143	3,179	3,055	12,155
Non-cash share-based compensation expenses	941	935	312	366	1,153
Adjusted EBITDA	$17,735	$10,592	$7,859	$5,983	$17,840